Exhibit A

REASONS WHY YOU SHOULD VOTE ON THE WHITE PROXY CARD "AGAINST" AVIAT'S ATTEMPT TO TAKE CONTROL OF THE BOARD

CERAGON

A. CERAGON WILL CONSIDER ANY VIABLE PATH TO MAXIMIZE SHAREHOLDER VALUE, INCLUDING A POTENTIAL COMBINATION WITH AVIAT, THAT DELIVERS FULL FAIR AND CERTAIN VALUE TO CERAGON

B. HOWEVER, AVIAT'S REVISED INDICATION DOES NOT DELIVER FULL, FAIR AND CERTAIN VALUE TO CERAGON'S SHAREHOLDERS

1. AVIAT'S REVISED IOI CONTINUES TO SIGNIFICANTLY UNDERVALUE CERAGON

- Implied multiples are **below** precedent transaction and public company trading multiples
- $3.08 indicative price is **well below** every research analyst price target and the average of $5.08

2. LARGE SHAREHOLDERS AND RESEARCH ANALYSTS AGREE

- Many of our shareholders that we have spoken with believe that Aviat's Revised IOI is well below the value of Ceragon

NEEDHAM, 6/28/22:
*"We think a price under 1.0x EV/S is viewed as a **low-ball offer**"*

AEGIS, 8/1/22:
*"...we believe shares of CRNT should trade at an [TEV] / 2022E revenue multiple of **1.5x**"*

3. LACK OF SUFFICIENT EVIDENCE OF FINANCING AND DEAL CERTAINTY

- Aviat has **never provided** evidence of financing containing a firm dollar amount supported by sources and uses
- Aviat's revised IOI still **does not provide** sufficient support for their claims that they are capable of financing a transaction in the current market environment
- Aviat proposed a reverse termination fee (RTF) that was **significantly below market** compared to precedent transactions involving close competitors

C. AVIAT IS TRYING TO DEPRIVE CERAGON SHAREHOLDERS FROM THE UPSIDE IN THE BUSINESS

4. SIGNIFICANT BUSINESS MOMENTUM

#1	$179MM	+280BPS
2021 Global Share of Best-of-Breed Solutions (units)	Bookings in 1H'22	Gross Margin Expansion in 2Q'22 (QoQ)

5. CERAGON IS GROWING RAPIDLY IN NORTH AMERICA – AVIAT'S BACKYARD



CERAGON ANNUAL NORTH AMERICA BOOKINGS
($mm)
$40
$43
$58
$78
H1
$39
2019
2020
2021
H1-22 Annualized



CERAGON NORTH AMERICAN BOOKINGS
as a % of Total Bookings
15%
27%
2019
Q2'22

6. POISED TO DRIVE LONG-TERM REVENUE GROWTH AND MARGIN EXPANSION

GUIDANCE[1]	
2022 Revenue	$300–315MM
2023 Revenue	$325–345MM

5-YEAR TARGETS	
Total Revenue	~$500MM
Gross Margin	34–36% (at least)

Source: Company filings; Wall Street Research; Merger Market; Aviat letter 8/2/22; FCC Universal Licensing System, July 2022
Note: Market data as of 8/1/22
[1] Our guidance is subject to potential downsides and upsides as we continue to address supply chain challenges facing the industry

CERAGON

AVIAT'S HOSTILE TAKEOVER ATTEMPT IS NOT IN THE BEST INTEREST OF CERAGON SHAREHOLDERS

D. CERAGON'S BOARD IS FAR SUPERIOR THAN AVIAT'S HAND-PICKED NOMINEES TO PROTECT THE INTERESTS OF CERAGON'S SHAREHOLDERS

7. AVIAT HAS LAUNCHED THIS PROXY FIGHT TO OUST THE CERAGON DIRECTORS TO FORCE ITS HIGHLY CONDITIONAL, LOW-BALL BID

- Our Board has been open to exploring a potential transaction with Aviat, having met with its representatives many times since 2017
- Aviat, however, is attempting to replace our highly qualified directors with their unqualified, hand-picked nominees to take control of the Board, which we can only infer is an attempt to force a low-ball sale to Aviat — they should not be entrusted with leading negotiations on your behalf
- Aviat has a history of abandoning negotiations after the parties have exchanged confidential information; Given that track record, we communicated in our last meeting in June 2022 the need for appropriate deal protections to ensure the Ceragon shareholders would be protected in the event Aviat were to try to walk away — rather than continuing negotiations, Aviat responded with their hostile campaign six days later
- Aviat began stealthily accumulating shares as early as February 2022 in the midst of our negotiations — it is now clear that Aviat's disingenuous positioning at the June 2022 meeting was merely a ruse for their hostile campaign
- Aviat has already dropped their low-ball price once, and they can reduce their price again
- Aviat has launched their proxy fight in violation of our shareholder-approved Articles, which allow the appointment of only up to three directors at the upcoming Extraordinary General Meeting ("EGM"), in the event all three Ceragon directors they propose to remove are indeed removed, and issued a proxy statement and a gold proxy card for the EGM, which have no legal basis.
- Aviat designed its offer to give almost all upside to Aviat shareholders, not to Ceragon's shareholders.

8. AVIAT'S NOMINEES HAVE NO TELECOM OR ADEQUATE PUBLIC COMPANY BOARD EXPERIENCE

	AVIAT'S DISSIDENT NOMINEES							
	Michelle Clayman	Paul Delson	Jonathan Foster	Dennis Sadlowski	Craig Weinstock	Combined		CERAGON'S BOARD
Telecom Experience	✗	✗	✗	✗	✗	0% 0/5		100% 7/7
Public Company Board	✗	✗	Overboarded	(80)% TSR[1]	✗	40% 2/5	VS	100% 7/7
M&A / Strategic Alternatives	✗	✓	✓	✓	✗	60% 3/5		100% 7/7

9. CERAGON'S DIRECTORS ARE PROVEN VALUE CREATORS WITH DECADES OF EXPERIENCE SUPPORTING M&A TRANSACTIONS

- **Zohar Zisapel:** One of the prominent leaders of Israeli telecom with substantial experience in creating value for shareholders (>100% TSRs at Amdocs and Silicom)
- **Ira Palti:** Former President and CEO of Ceragon and has successfully helped transition CEO role to Doron
- **Yael Langer:** Oversaw sales of companies on 5 separate occasions (Radlan, RND, Sanrad, RiT, Radvision) and achieved 481% TSR while on the board of Radware
- **David Ripstein:** current CEO of SatixFy and former CEO of Radcom where he achieved 311% TSR
- **Ilan Rosen:** extensive private equity background and 39% during his tenure at VocalTec, culminating in the merger with Tdsoft
- **Shlomo Liran:** 118% TSR at Maytronics, 68% TSR at Minrav
- **Rami Hadar:** Extensive M&A experience as the co-founder, CEO and/or C-level exec of three different Telecom companies

Source: FactSet; BoardEx; Company filings

[1] TSR relative to S&P 500 over the period between May 2016 and July 2020, including reinvestment of dividends

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute "forward looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Ceragon intends forward looking terminology, such as believes, expects, may, will, should, anticipates, plans or similar expressions to identify forward looking statements, or other comparable terminology, although not all forward looking statements contain these identifying words. Such statements are subject to certain risks and uncertainties, which could cause Ceragon's actual results to differ materially from those projected in such forward looking statements. Such risks and uncertainties include, but are not limited to, those that are described in Ceragon's most recent Annual Report on Form 20 F and as may be supplemented from time to time in Ceragon's other filings with the SEC, all of which are expressly incorporated herein by reference. Forward looking statements relate to the date initially made, and Ceragon undertakes no obligation to update them. Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov, and may also be obtained from Ceragon's website at www.ceragon.com

WE URGE SHAREHOLDERS TO PROTECT THEIR INVESTMENT BY **VOTING ONLY ON THE WHITE PROXY CARD AGAINST** AVIAT'S ATTEMPT TO TAKE CONTROL OF THE BOARD AND **IGNORING AVIAT'S GOLD PROXY CARD**